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Exhibit 99.3

Press Release
Your Contact:
Corinne Hoff Aventis Global Media Relations Tel: +33 (0)3 88 99 19 16 Corinne.Hoff@aventis.com	Bethann Coyle Aventis Global Product Communications Tel: +1 908 231 58 24 Bethann.Coyle@aventis.com

Abstracts 454-P, 486-P, 487-P, 1831-P

New Long-Term Safety And Efficacy Data On EXUBERA® (Human Insulin Powder) Presented at American diabetes Association Scientific Sessions

Strasbourg, France, June 7, 2004—Results of long-term studies showed sustained glycemic control and pulmonary function in patients with type 2 diabetes taking EXUBERA®, an inhalable, rapid-acting dry powder insulin.1,2 These new data were presented this weekend at the 64th Annual Scientific Sessions of the American Diabetes Association.

A pooled analysis of two one-year open-label studies involving 627 patients with Type 2 diabetes showed that patients who added EXUBERA® to their treatment regimen experienced no clinically important effect on pulmonary function compared with patients treated with oral agents alone.1 Glycemic control was maintained in both arms.1 An additional analysis of 209 patients, 159  of whom were treated with EXUBERA® for up to four years, further supported these findings in type 1 and type 2 patients treated with EXUBERA®.2

"The results of these studies suggest that EXUBERA® may be effective and well-tolerated in this patient group," said Anthony Barnett, M.D., lead study investigator and Professor of Medicine, University of Birmingham, United Kingdom."In addition, the results suggest that changes in pulmonary function are small, similar between treatment groups and non-progressive."

In addition, subanalyses of these studies focused on treatment satisfaction of patients failing oral agents. Among uncontrolled patients with an

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Hemoglobin A1C (HbA1c) of more than 9.5 percent, those who received EXUBERA® showed improved glycemic control from baseline and higher overall patient satisfaction compared with those patients receiving additional oral agents.3,4 HbA1C level reflects blood glucose readings over a period of a few months.

"In these studies, patients were able to successfully incorporate EXUBERA® into their daily treatment regimen," said Marcia A. Testa, Ph.D., Harvard School of Public Health and lead investigator for the studies. "The profile of EXUBERA, coupled with new data showing patients preference of inhaled insulin over oral agents, suggest that EXUBERA may be a promising treatment option for patients with diabetes."

Insulin is the standard of care for people with type 1 diabetes. More than 30 percent of those with type 2 diabetes will eventually need insulin.5 Treatment with insulin typically includes multiple daily injections which can affect compliance.6 When available, inhaled insulin may assist patients to achieve glycemic control without additional injections.7

About EXUBERA®
EXUBERA® is being developed for use in patients with type 1 and type 2 diabetes through a collaboration between Pfizer Inc and Aventis. The two companies have entered into a global agreement to co-develop, co-promote (where permitted by local law) and co-manufacture inhaled insulin. Pfizer is also in collaboration with Nektar Therapeutics, developers of the inhalation device and formulation process. EXUBERA® was submitted to the European Medicine Evaluation Agency (EMEA) in early 2004.

About Pfizer
Pfizer Inc (NYSE: PFE) discovers, develops, manufactures and markets leading prescription medicines for humans and animals, and many of the world's best-known consumer products.

About Aventis
Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report—"Document de Référence"—on file with the "Autorité des marchés financiers" in France.

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

References

1.
Barnett AH, et al. "Efficacy and One-year Pulmonary Safety of Inhaled Insulin (EXUBERA®) as Adjunctive Therapy with Metformin or Glibenclamide in Type 2 Diabetes Patients Poorly Controlled on Oral Agent Monotherapy." Poster presented at 64th Annual Scientific Sessions, American Diabetes Association, Orlando, FL, June 2004.

2.
Skyler J, et al. "Sustained Long-term Efficacy and Safety of Inhaled Insulin During Four Years of Continuous Therapy." Poster presented at 64th Annual Scientific Sessions, American Diabetes Association, Orlando, FL, June 2004.

3.
Testa MA, et al. "Quality of Life (QOL) Improvements in Type 2 Diabetes When EXUBERA® Is Added After Failure on Metformin Monotherapy: An International Phase 3 Trial." Poster presented at 64th Annual Scientific Sessions, American Diabetes Association, Orlando, FL, June 2004.

4.
Testa MA, et al. "Satisfaction and Quality of Life with Sulfonylurea Plus Either Metformin or EXUBERA®: An International Randomized Phase 3 Trial." Poster presented at 64th Annual Scientific Sessions, American Diabetes Association, Orlando, FL, June 2004.

5.
Dunning, T, et al. "Insulin Delivery Devices." Australian Prescriber, 2002;25:136-138.

6.
Owens DR, et al. "Alternative Routes of Insulin Delivery." Diabetic Medicine, 2003;20:886-898.

7.
Johnson, FR, et al. "Trading Health for Convenience: Diabetes Patients' Stated Preference for Insulin Therapies." Poster presented at 64th Annual Scientific Sessions, American Diabetes Association, Orlando, FL, June 2004.

Aventis US contact
Christine Kirby
Tel: +1 908-243-2487

Pfizer contact
Vanessa Aristide
Tel: +1 212-733-3784

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  Exhibit 99.3